NEWS RELEASE
Contact: Chuck Provini
585-286-9180
Info@NatcoreSolar.com

Natcore Technology closes final tranche of private placement

Rochester, NY — (August 4, 2015) — Natcore Technology Inc. (TSX-V: NXT; NTCXF.PK) is pleased to announce it has completed the second and final tranche of its proposed non-brokered private placement, as announced on July 20, 2015. Gross proceeds of $443.880 were raised through the sale of 822,000 units at a price of $0.54 per unit.

An aggregate of 1,822,000 units were sold in both tranches of the private placement for aggregate gross proceeds of $983,880. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase of a further common share at $0.74 for a period of three years.

Aggregate finders fees of $39,690 in cash and 73,500 warrants, having the same terms as the warrants issued in the private placement, were also paid.

All securities issued in the final tranche are subject to a hold period in Canada expiring on December 1, 2015. Proceeds of the placement will be applied to further development of the Company’s technologies and general working capital.

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This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor accepts responsibility for, the adequacy or accuracy of this release.